SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No. 7)

Under the Securities Exchange Act of 1934

Nephros, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

640671103

(CUSIP NUMBER)

Southpaw Asset Management LP

Two Greenwich Office Park

Greenwich, CT 06831

(203) 862.6206

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4618

(214) 969-2800

May 23, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 640671103	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Southpaw Credit Opportunity Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,145,278
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,145,278
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,145,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 640671103	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Southpaw Asset Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,145,278
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,145,278
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,145,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 640671103	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Southpaw Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,145,278
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,145,278
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,145,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 640671103	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kevin Wyman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,145,278
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,145,278
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,145,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 640671103	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Howard Golden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,145,278
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,145,278
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,145,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A No. 7

This Amendment No. 7 (this “Amendment”) to Schedule 13D is being filed to amend and restate Items 3 and 5 as follows:

Item 3.	Source and Amount of Funds

Item 3 of the Schedule 13D is hereby amended and restated as below:

As of May 29, 2013, the Master Fund had invested $387,863 (inclusive of brokerage commissions) in the Common Stock of the Company. The source of these funds was the working capital of the Master Fund.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as below:

(a) As of May 29, 2013, Master Fund is a direct beneficial owner of approximately 1,145,278 shares of Common Stock of the Company (the “Master Fund Shares”) held for its own account, which consists of (i) 664,298 shares of Common Stock held for its own account, and (ii) approximately 480,980 shares of Common Stock that can be obtained by the Master Fund upon exercise of the Common Stock Warrants. The Master Fund Shares represent 6.3% of the Company’s outstanding shares of Common Stock. Southpaw Management serves as the investment manager of Master Fund and receives a performance-based and an asset-based fee for managing the investments of Master Fund. Southpaw Holdings is the general partner of Southpaw Management. Mr. Wyman and Mr. Golden are principals of Southpaw Holdings. By reason of such relationships, Southpaw Management, Southpaw Holdings, Mr. Wyman and Mr. Golden may be deemed to be indirect beneficial owners of the Master Fund Shares. The percentage of class specified above (and in the cover pages to this Amendment No. 7) are calculated on the basis of 17,713,102 shares of Common Stock issued and outstanding as of May 22, 2013 based on information provided by the Company, increased by the aggregate number of shares of Common Stock issuable upon exercise of the Common Stock Warrants.

(b) Master Fund, Southpaw Management, Southpaw Holdings, Mr. Wyman and Mr. Golden have the power to vote and dispose of the Master Fund Shares. The filing of this Amendment No. 7 shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the Master Fund Shares. Pursuant to Rule 13d-4 of the Act, Southpaw Management, Southpaw Holdings, Mr. Wyman and Mr. Golden disclaim all such beneficial ownership.

(c) The transactions in the Company’s securities by the Reporting Persons during the sixty days prior to the obligation to file this Amendment No. 7 are listed as Exhibit 1 attached hereto and made a part hereof.

(d) Not Applicable.

(e) Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2013

Southpaw Credit Opportunity Master Fund LP

By:	Southpaw GP LLC, its general partner

By:	/s/ Howard Golden
Name:	Howard Golden
Title:	Managing Member

Southpaw Asset Management LP

By:	Southpaw Holdings LLC, its general partner

By:	/s/ Howard Golden
Name:	Howard Golden
Title:	Managing Member

Southpaw Holdings LLC

By:	/s/ Howard Golden
Name:	Howard Golden
Title:	Managing Member

/s/ Kevin Wyman
Kevin Wyman

/s/ Howard Golden
Howard Golden